10026342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-42156 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEVEN R. JACOBSON, B/D

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 NETHERLAND AVENUE, APT. 520
(No. and Street)

RIVERDALE, NEWYORK 10463
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN R. JACOBSON (718) 884-8060
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 3/12

## OATH OR AFFIRMATION

I, STEVEN R. JACOBSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STEVEN R. JACOBSON, B/D, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. JOSEPH JACOBSON
A Notary Public of New York
No. 02JA6005769
Qualified in New York County
Commission Expires 4/20/2010

Notary Public

Signature

PROPRIETOR

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STEVEN R. JACOBSON, B/D

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## FOR THE YEAR ENDED

## DECEMBER 31, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# STEVEN R. JACOBSON, B/D

## CONTENTS

## DECEMBER 31, 2009

---

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

# INDEPENDENT AUDITOR'S REPORT

To the Sole Proprietor of

**STEVEN R. JACOBSON, B/D**

I have audited the accompanying statement of financial condition of Steven R. Jacobson, B/D as of December 31, 2009, and the related statements of income, changes in capital account and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Steven R. Jacobson, B/D as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Steven R. Jacobson, B/D as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2010

Arnold G. Greene

# STEVEN R. JACOBSON, B/D

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2009

## ASSETS

| | |
|---|---|
| **Current assets:** | |
| Cash | $ 7,376 |
| **Total assets** | **$ 7,376** |

## LIABILITIES AND OWNERSHIP EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accrued expenses payable | $ 750 |
| **Total liabilities** | **750** |
| **Capital** | $ 6,626 |
| **Total liabilities and ownership equity** | **$ 7,376** |

See notes to financial statements.

# STEVEN R. JACOBSON, B/D

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| **Revenues:** | | |
| Interest income | | $ 32 |
| **Total revenue** | | **32** |
| **Expenses:** | | |
| Registration and assessments | 150 | |
| Insurance | 364 | |
| Professional fees | 600 | |
| **Total expenses** | | **1,114** |
| **Net income (loss)** | | **($1,082)** |

See notes to financial statements.



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# STEVEN R. JACOBSON, B/D

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | ($1,082) |
| **Net Decrease in cash and cash equivalents** | ( 1,082) |
| **Cash and Cash equivalents – January 1, 2009** | 8,458 |
| **Cash and Cash equivalents – December 31, 2009** | **$ 7,376** |

The accompanying notes are an integral part of these financial statements.

# STEVEN R. JACOBSON, B/D

## STATEMENT OF CHANGES IN CAPITAL ACCOUNT

## FOR THE YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| Capital, January 1, 2009 | $ 7,708 |
| Net income (loss) | (1,082) |
| Capital, December 31, 2009 | **$ 6,626** |

See notes to financial statements.

# STEVEN R. JACOBSON, B/D

# NOTES TO FINANCIAL STATEMENTS

# DECEMBER 31, 2009

---

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

1. **Organization** - Steven R. Jacobson is a broker/dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA) and conducts its business as a sole proprietorship. The Proprietorship is not a taxpaying entity for purposes of federal and state income taxes; however, any income or loss from the proprietorship is reported on the proprietor's individual federal and state tax return.

2. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital amounted to $6,626, which was $1,626 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1 at December 31, 2009. In January 2010 the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $6,626.

The Company claims exe4mption from the requirements of Rule 15c3-3, under Section (k) (2) (i) of the rule.

# STEVEN R. JACOBSON, B/D

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2009

| | | |
|---|---|---|
| Capital | | $ 6,626 |
| Less: non-allowable assets | | -0- |
| **Net capital** | | **6,626** |
| Greater of: | | |
| Minimum dollar net capital required | $ 5,000 | |
| OR | | |
| Minimum net capital required: (6 2/3% of aggregate indebtedness $750) | $ 50 | 5,000 |
| **Excess net capital** | | **$ 1,626** |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 750** |
| Percentage of aggregate indebtedness to net capital | 11.3% |

See notes to financial statements.



*No material differences existed at the time of computation.

# STEVEN R. JACOBSON, B/D

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

## DECEMBER 31, 2009

| | |
|---|---|
| Net capital per company's unaudited X-17A-5<br>Part IIA Filing (Focus Report) | $ 6,626 |
| : Audit Adjustments | -0- |
| Net capital per audited report, December 31, 2009 | **$ 6,626** |



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# STEVEN R. JACOBSON, B/D

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

## STEVEN R. JACOBSON, B/D

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2009

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Sole Proprietor of

**Steven R. Jacobson, B/D**

In planning and performing our audit of the financial statements and supplementary schedules of Steven R. Jacobson, B/D (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arnold G. Greene

February 20, 2010



ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT